Exhibit 99.1

ACHILLES THERAPEUTICS PLC

(Incorporated and registered in England and Wales under the Companies Act 2006 with registered number: 13027460)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, please seek your own financial advice from your stockbroker, solicitor, accountant or other appropriately authorised independent financial adviser.

If you have recently sold or transferred all of your shares in the Company, or all your ADSs representing shares in the Company, you should hand this document and all accompanying documents, as soon as possible, to the purchaser or transferee of those shares, or ADSs, as applicable, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

EXPECTED TIMETABLE

Record Date for voting for ADS holders	February 10, 2025

Expected date for delisting of ADSs from Nasdaq	See below*

Last date on which option holders may exercise their options	March 06, 2025**

Last date on which ADS holders may submit notice to the Depositary to convert their ADS into ordinary shares	March 06, 2025

Deadline for return of voting forms by ADS holders	March 14, 2025 at 21:00 UK time (17:00 Eastern Time)

Deadline for receipt of forms of proxy from ordinary shareholders	March 18, 2025 at 14:00 UK time (10:00 Eastern Time)

General Meeting	March 20, 2025 at 14:00 UK time (10:00 Eastern Time)

Appointment of Joint Liquidators	Immediately on the passing of the Resolutions on March 20, 2025

Expected date for suspension of the Company’s reporting obligations under the U.S. Securities Exchange Act of 1934	March 20, 2025***

Initial Distribution to ordinary shareholders	6 to 8 weeks after March 20, 2025[1]

[1]	Actual date to be determined by the Joint Liquidators.
*

The Company would intend to effect the delisting of the ADS from the Nasdaq Capital Market no later than the date of the General Meeting; however, the Company anticipates that Nasdaq’s Listing Qualifications Department may determine to delist the ADS and suspend trading of the ADS on Nasdaq prior to the General Meeting, with trading potentially being suspended by Nasdaq as soon as one week after the date of this Circular in such event.

**

Option holders may provide an exercise notice in respect of their options on or prior to March 06, 2025. The Company’s share administrator has informed the Company that option holders will not be able to exercise their options via their platform, Equateplus, from the date on which the Company’s ADSs are suspended from trading by Nasdaq, which may be as soon as one week after the date of this Circular.

***

The Company’s ongoing disclosure obligations under the U.S. Securities Exchange Act of 1934, including the obligation to file annual reports (Form 20-F), would be suspended upon the filing of Form 15 with the SEC planned on March 20, 2025 (with deregistration effective 90 days thereafter).

All references are to London, UK time unless otherwise noted. The above times and/or dates may be subject to change and, in the event of such change, the revised times and/or dates will be notified to shareholders as set out in this Circular.

03 February 2025

Dear Shareholder / ADS holder,

Recommended Members’ Solvent Voluntary Liquidation of Achilles Therapeutics plc (the “Company”) and Notice of General Meeting

This Circular provide details of a General Meeting of the Company to be held as a physical meeting at 14:00 UK time (10:00 Eastern Time) on March 20, 2025 at the offices of Goodwin Procter (UK) LLP at Sancroft, 10-15 Newgate Street, London, EC1A 7AZ, United Kingdom. The formal notice of General Meeting set out in this document (the “Notice of Meeting”) at page 21 contains the resolutions to be proposed and voted on at the General Meeting (the “Resolutions”). An explanation of the Resolutions is given below.

Holders of ADSs are not shareholders of the Company and must provide voting instructions for the shares their ADSs represent in accordance with the terms of the Deposit Agreement governing the ADSs. Please see “ADS Holders” and “SHAREHOLDER NOTES: Voting – ADS Holders” below.

Introduction and Strategic Review

On September 19, 2024, Achilles announced discontinuation of its TIL-based cNeT program, closure of the Phase I/IIa CHIRON and THETIS clinical trials as the trials had not met the Company’s goals for commercial viability, and that it had engaged Bank of America Securities (“BofA”) as a financial advisor to review value-maximizing strategic alternatives which could potentially include, but were not limited to, an acquisition, merger, reverse merger, business combination, asset sale, licensing, liquidation and return of cash to shareholders or other transactions. On December 24, 2024, Achilles announced it had reached agreement to transfer to AstraZeneca, for total cash consideration of $12,000,000, the Company’s TRACERx licence with Cancer Research UK, together with relevant TRACERx materials and data (the “Transaction”). As part of the Transaction, AstraZeneca also took over as sponsor of Achilles’ Material Acquisition Platform and received tumor samples and data collected. This Transaction concluded the strategic review with BofA.

In light of the recent disposition of a substantial portion of its business assets pursuant to the Transaction and the strategic evaluation of options conducted with BofA, the Board has determined that it would be in the best interests of the Company and its members as a whole to put proposals to the shareholders to undertake a members’ voluntary liquidation of the Company to return capital to shareholders (the “Proposals”). Throughout, and subsequent to, the strategic review process, cost containment (including those costs incurred by remaining a listed company) has been a key focus for management and the Board.

The purpose of this Circular is to provide shareholders with further details of the Proposals and to convene a General Meeting at which shareholders will be asked to approve the Proposals and associated Resolutions.

The Proposals

The Board is proposing that the Company be placed into members’ voluntary liquidation, which requires the approval of shareholders at the General Meeting that is being convened pursuant to the Notice of Meeting set out at page 21 of this Circular. A members’ voluntary liquidation is a solvent liquidation under English law where the Directors will swear a declaration of solvency to confirm that the Company is able to meet all of its liabilities (plus any statutory interest) before making a distribution to its shareholders. This process ensures that all creditors are paid in full before any remaining assets are distributed to the Company’s shareholders. Two duly licensed insolvency practitioners (acting jointly and severally) will take the appointment as liquidators of the Company to carry out the winding up process.

It is proposed that Robert Scott Fishman and Ian Harvey Dean of Teneo Financial Advisory Limited be appointed as joint liquidators of the Company (the “Joint Liquidators”) and their remuneration shall be determined by the Company at the General Meeting. The appointment of the Joint Liquidators becomes effective immediately upon the passing of the relevant Resolutions at the General Meeting. At that point, the powers of the Directors will cease and the Joint Liquidators will take on all management of the Company.

The Joint Liquidators will then assume responsibility for the winding up of the Company, including the realising of the remaining assets of the Company, the payment of fees, costs and expenses, the discharging of the liabilities of the Company and the distribution of its surplus assets to shareholders by way of return of capital through a liquidating distribution.

The proceeds of the realisation of the Company’s assets will be distributed to shareholders after the Company’s outstanding liabilities and the costs of implementing the Proposals, including the Joint Liquidators’ fees, have been met. Cash held by the Company will be distributed amongst shareholders through one or more return of capital liquidating distributions in accordance with the provisions of the Articles.

The members’ voluntary liquidation will be deemed to commence at the time of the passing of Resolution 1. If Resolution 1 is not passed, the Company shall continue in operation until other proposals for its future can be put forward.

It is intended that the Company’s UK subsidiaries, Achilles Therapeutics Holdings Limited and Achilles Therapeutics UK Limited, will be placed into members’ voluntary liquidation immediately prior to the General Meeting. It is intended that the Company’s U.S. subsidiary, Achilles Therapeutics US, Inc., will commence a dissolution process in accordance with U.S. law prior to the General Meeting.

Upon filing of the Form 15 to deregister from the Securities and Exchange Commission (the “SEC”) the current directors, Edwin Moses, Iraj Ali and Carsten Boess, intend to resign as directors of the Company. Prior to such resignations, the Board intends to appoint Robert Coutts and Daniel Hood as directors of the Company in order to maintain the minimum number of directors required in accordance with the Articles following such resignations.

Distributions to shareholders and Depositary Fees to ADS holders

The Joint Liquidators will retain sufficient funds to meet the current, future and contingent liabilities of the Company, the costs and expenses (inclusive of VAT, if applicable) of the Proposals not already paid at the point of liquidation and an additional retention for unknown contingencies (the “Liquidation Fund”).

Based on the information currently available to the Company and, if the shareholders approve the Proposals and associated Resolutions, it is currently expected that the amount of capital to be returned by the Joint Liquidators to ordinary shareholders through the liquidation will be approximately £1.20 to £1.32 per share or $1.50 to $1.66 per share (based on the Exchange Rate) and taking into account the current shares outstanding together with any exercisable options with a strike price less than this potential return. All amounts indicated in this paragraph are estimated gross returns of capital before giving effect to any deduction of fees by the Depositary in accordance with the Deposit Agreement. The range is provided for guidance only and ordinary shareholders and ADS holders should note that they may not receive an amount within the range, or any amount at all.

Assuming the Resolutions are passed, notwithstanding the retention of the Liquidation Fund, it is expected that the Joint Liquidators will be able to make an initial return of capital through a liquidating distribution 6 to 8 weeks from the date of the Meeting (the “Initial Distribution”). The Joint Liquidators will determine the amount and timing of the Initial Distribution.

Once the Joint Liquidators have made the Initial Distribution, satisfied the claims of creditors of the Company, ensured the Company’s tax affairs are up to the date and paid the costs and expenses of the Proposals, it is expected that the Joint Liquidators will make a final return of capital through a liquidating distribution to ordinary shareholders (the “Final Distribution”). The Final Distribution, if any, would be made solely at the discretion of the Joint Liquidators. All holders of ordinary shares on the Register of the Company on the record date for ordinary shareholders (who are not Sanctions Restricted Persons) will be entitled to the distributions to be made by the Joint Liquidators, including the Initial Distribution and Final Distribution.

Upon payment of a distribution to ordinary shareholders, The Bank of New York Mellon (the “Depositary”) will set and announce a separate record date for the payment of such distribution to registered holders of ADSs (who are not Sanctions Restricted Persons), in accordance with the Deposit Agreement. It is expected that there will be separate record dates set by the Depositary for each distribution to be made, and each such record date is expected to be different than the record date for holders of ordinary shares to receive such distribution. In accordance with the Deposit Agreement, the Depositary, will deduct up to $0.05 per ADS from each distribution to ADS holders and on cancellation of the ADS program, which will take effect following payment of the Final Distribution. ADS holders will have to be a registered holder, or beneficial owner of ADSs through a brokerage firm, bank or nominee that is a registered holder of ADSs, as of the record date set by the Depositary for such distribution to ADS holders in order to be eligible to receive such distribution.

Shareholders should note that the foregoing figures are estimates based upon the information currently available to the Directors and may change. The Company cannot predict with certainty the timing or amount of the Initial Distribution or the Final Distribution, if any, to be made to the shareholders and which will be determined by the Joint Liquidators.

Distributions to ordinary shareholders will be made in Pounds Sterling (“GBP”). Distributions made to ADS holders will be made by the Depositary in US Dollars (“USD”) in accordance with the terms of the Deposit Agreement. The Depositary will convert amounts received from the Joint Liquidators in GBP into USD using the FX Methodology available via a link through its website, adrbny.com (the “Depositary FX Methodology”). The actual exchange rate used or obtained by the Depositary for conversions of amounts distributed to it by the Company in GBP to make distributions to ADS holders in USD will differ from the Exchange Rate used to calculate illustrative amounts in this Circular and will be determined by the Depositary at the time it makes such distribution.

In order to comply with the Company’s obligations under UK and international sanctions regimes, no distribution to shareholders made pursuant to the implementation of the Proposals (including, for the avoidance of doubt, the Initial Distribution) will be paid to a Sanctions Restricted Person.

Nothing in the Proposals contained in this Circular shall impose any personal liability on the Joint Liquidators.

Costs and Expenses of the Proposals

If appointed, the Joint Liquidators will be entitled to receive remuneration for their services by reference to the time properly given by them and their staff, as well as raise and draw invoices in respect of disbursements, on the terms set out in the Liquidators’ Engagement Letter and in Resolution 3.

The costs of the Joint Liquidators for the winding up of the Company and its subsidiaries, including costs involved with the preparation of this Circular and the convening of the General Meeting but excluding the costs of realising the remaining assets, are expected to be up to £400,000 (exclusive of VAT).

Whilst the costs of the winding up of the Company have been estimated, unforeseen actual costs may exceed the estimates. The estimated total net return to shareholders from the winding up is, therefore, uncertain.

In the event that the liabilities of, and creditors claims against, the Company substantially exceed the amounts anticipated by the Directors, it is possible that a reduced distribution would be made by the Joint Liquidators to shareholders. Shareholders should note that the decision both as to the quantum and timing of the distributions will be for the Joint Liquidators to determine in accordance with their duties as such. Their decision will be made only after they have carried out all inquiries that they consider appropriate.

A “Members’ Guide to Liquidators’ Remuneration” is available on request using the contact details provided for the Joint Liquidators on page 15 which will be provided at no cost.

Company’s Service Providers

Key service providers will be retained by the Company for a period during the liquidation in order to provide certain services required in connection with the realisation of the Company’s remaining assets, safe-keeping of assets and the making of distributions to shareholders and ADS holders. Save as set out above, the Company is taking steps to ensure that service providers that are not required in connection with the liquidation will be terminated should the Resolutions be passed.

Risks Related to the Members’ Voluntary Liquidation and the Distributions

The following risks, together with the other information in this Circular, should be carefully considered before deciding whether to vote to approve the Proposals as described in this Circular and as set out in the Resolutions. The Company also cautions that trading in the Company’s securities is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual value that may be realized, if any, by holders of the Company’s securities. Accordingly, the Company urges extreme caution with respect to existing and future investments in its securities.

The Company cannot assure you as to the amount and timing of distributions, if any, to be made to its shareholders.

The Company cannot predict with certainty the amount of distributions, if any, to its ordinary shareholders or ADS holders, which may be paid in one or more distributions. The Company cannot predict the timing or amount of any such distributions, as uncertainties as to the ultimate amount of its liabilities, the operating costs and amounts to be set aside for claims, obligations and provisions during the liquidation process, and the related timing to complete such transactions, make it impossible to predict with certainty the actual net cash amount that will ultimately be available for distribution to shareholders or the timing of any such distributions. As the Company goes through the liquidation and winding up process, it will continue to incur expenses from operations, including through directors’ and officers’ insurance; payment to service providers and any continuing employees or consultants; taxes; legal, accounting and consulting fees and expenses related to its filing obligations with the SEC, which will reduce any amounts available for distribution to shareholders. Examples of uncertainties that could reduce the value of distributions to shareholders include: unanticipated costs relating to the defense, satisfaction or settlement of lawsuits or other claims threatened against the Company or its directors or officers; amounts necessary to resolve claims of any creditors or other third parties; and delays in the liquidation and dissolution or other winding up process.

As a result, the Company cannot assure you as to any amounts to be distributed to shareholders if the Company proceeds with the liquidation. If the shareholders do not approve the Resolutions, the Company will not be able to proceed with the liquidation and no liquidating distributions will be made in connection therewith. Assuming approval of the Resolutions, any cash will first be used by the Joint Liquidators to pay the Company’s outstanding current liabilities and then will be retained to pay ongoing corporate and administrative costs and expenses associated with winding down the Company and ongoing liabilities. The Joint Liquidators will determine the timing of the distribution of the remaining amounts, if any, to the ordinary shareholders. The Depositary will convert the amounts payable to holders of ADS into USD in accordance with the terms of the Deposit Agreement, using the Depositary FX Methodology. Holders of ADSs will also be charged a fee of up to $0.05 per ADS held for cash distributions in accordance with the terms of the Deposit Agreement. The Company does not intend to enter into any hedging arrangements related to changes in the GBP to USD exchange rate and fluctuations in the GBP to USD exchange rate could impact the amounts payable to ADS holders.

The Company can provide no assurance as to if or when any such distributions will be made, and it cannot provide any assurance as to the amount to be paid to holders of ordinary shares and ADSs in any such distributions, if one or more is made. Shareholders may receive substantially less than the amount that the Company currently estimates that they may receive or they may receive no distribution at all.

Shareholders of record will not be able to buy or sell ordinary shares or withdraw ordinary shares upon surrender of ADS after the Company closes its stock transfer books.

If the Resolutions are approved by the shareholders, the Company will close its transfer books with respect to the ordinary shares after this General Meeting. After such time, the Company will not record any further transfers of ordinary shares except pursuant to the provisions of a deceased shareholder’s will or intestate succession, in each case with the sanction of the Joint Liquidators, or by operation of law and the Company will not issue any new shares or share certificates other than replacement certificates. Accordingly, after the General Meeting: (i) the Company will not issue any ordinary shares; (ii) the Depositary will not accept any ordinary shares for deposit and issuance of ADSs under the Deposit Agreement; and (iii) ADS holders will no longer be able to surrender their ADSs to the Depositary and withdraw ordinary shares in accordance with the Deposit Agreement. In order to process a request to withdraw ordinary shares upon surrender of ADS prior to closing the transfer books, any request for such withdrawal must be made by March 06, 2025, being the date ten business days prior to the General Meeting. The Company can provide no assurance that the Depositary will be able to conclude such conversion prior to the date of the General Meeting and ADS holders should note that if such conversion is not concluded prior to the Joint Liquidators being appointed, such conversion will not take place. Although it may be possible for ADS holders to transfer ADS after the General Meeting, the Company will not issue any new ordinary shares and the Depositary will close its books for deposits of ordinary shares for issuance of additional ADSs and cancellations of ADSs for delivery of ordinary shares. In addition, following the suspension of trading and/or delisting from Nasdaq, any trading in the Company’s ADS would occur only in privately negotiated sales and potentially on an over-the-counter market if a broker makes a market in the ADS. There is no guarantee, however, that a broker will make such a market or that trading of the ADS will continue on an over-the-counter market or otherwise.

Option holders will not be able to exercise their options after March 06, 2025 and they will not be able to exercise their options through the Company’s share administrator platform after the date on which the Company’s ADSs are suspending from trading on Nasdaq. The Company cannot assure option holders as to the amount and timing of distributions, if any, to be made to its shareholders and, in particular, whether the amount of distributions, if any, will be greater than the strike price of any options.

Option holders will only be able to exercise their options on or prior to March 06, 2025 and, if an option holder wishes to exercise their options after this date, they will not be able to do so. No exercise of employee options will be possible on the Company share administrator’s platform, Equateplus, from the date on which the Company’s ADSs are suspended from trading on Nasdaq. The date on which the Company’s ADSs will be suspended from trading on Nasdaq is uncertain. It may be prior to March 06, 2025 and may be as soon as one week after the date of this Circular. If an option holder wishes to exercise an option on or prior to March 06, 2025 but after the date on which the Company’s ADSs are suspended from trading on Nasdaq, the option holder will only be able to receive ordinary shares in the Company and will not be able to receive ADSs.

If the Resolutions are approved by the shareholders, the Company will close its transfer books with respect to the ordinary shares after this General Meeting and an option holder who has exercised options and now holds ordinary shares in the Company will not be able to transfer any ordinary shares such holder holds. If an option holder has exercised options and holds ADS following such exercise, following the suspension of trading and/or delisting from Nasdaq, any trading in the Company’s ADS would occur only in privately negotiated sales and potentially on an over-the-counter market if a broker makes a market in the ADS. There is no guarantee, however, that a broker will make such a market or that trading of the ADS will continue on an over-the-counter market or otherwise.

The Company cannot predict with certainty the amount of distributions, if any, to its ordinary shareholders or ADS holders, which may be paid in one or more distributions. The Company cannot predict the timing or amount of any such distributions, as uncertainties as to the ultimate amount of its liabilities, the operating costs and amounts to be set aside for claims, obligations and provisions during the liquidation process, and the related timing to complete such transactions, make it impossible to predict with certainty the actual net cash amount that will ultimately be available for distribution to shareholders or the timing of any such distributions. The amount of a distribution, if any, to be made to the Company’s ordinary shareholders or ADS holders may be less than the strike price which option holders are required to pay in respect of the exercise of such options. For further information, please see the risk factor “The Company cannot assure you as to the amount and timing of distributions, if any, to be made to its shareholders.”

The Company plans to initiate steps to exit from certain reporting requirements under the Exchange Act, which may substantially reduce publicly available information about it. If the exit process is protracted, the Company will continue to bear the expense of being a public reporting company despite having no source of revenue.

The Company’s shares are currently registered under the U.S. Securities Exchange Act of 1934 as amended (the “Exchange Act”), which requires that the Company comply with certain public reporting requirements thereunder. Compliance with these requirements is costly and time-consuming. The Company plans to initiate steps to exit from such reporting requirements in order to curtail expenses; however, such process may be protracted, including if the Company were to have 300 or more registered holders, making it ineligible for deregistration, and the Company may be required to continue to file Reports on Form 20-F, Form 6-K or other reports to disclose material events, including those related to the liquidation. Accordingly, the Company would continue to incur expenses that would reduce any amount available for distribution, including expenses of complying with public company reporting requirements and paying its service providers, among others. If the Company’s reporting obligations cease, publicly available information about the Company will be substantially reduced.

If the shareholders do not approve the Resolutions, the Company would not be able to continue its business operations.

If the shareholders do not approve the Resolutions, the Board will continue to explore what, if any, alternatives are available for the future of the Company in light of its discontinued business activities; however, those alternatives are likely limited to seeking voluntary liquidation at a later time with potentially diminished assets, seeking bankruptcy protection (should the Company’s net assets decline to levels that would require such action) or investing its cash in another operating business. It is unlikely that these alternatives would result in greater shareholder value than the proposed voluntary liquidation.

Shareholders may not be able to recognize a loss of U.S. federal income tax purposes until they receive a Final Distribution from the Company.

As a result of the members’ voluntary liquidation of the Company, and subject to the passive foreign investment company (a “PFIC”) rules discussed in this Circular, for U.S. federal income tax purposes, a shareholder (including a holder of ordinary shares represented by ADSs) that is a U.S. person generally will recognize gain or loss on a share-by-share basis equal to the difference between: (i) the sum of the amount of cash and the fair market value of property, if any, distributed to the shareholder with respect to each share (or ADS), less any known liabilities assumed by the shareholder or to which the distributed property (if any) is subject; and (ii) the shareholder’s adjusted tax basis in each share (including each ordinary share represented by an ADS). A liquidating distribution may occur at various times and in more than one tax year. Any loss generally will be recognized by a shareholder (including a holder of ordinary shares represented by ADSs) that is a U.S. person only in the tax year in which the shareholder receives the Company’s final liquidating distribution, and then only if the aggregate value of all liquidating distributions with respect to a share is less than the shareholder’s adjusted tax basis for that share (or ADS). Shareholders (including holders of ordinary shares represented by ADSs) are urged to consult with their own tax advisors as to the specific tax consequences to them of the liquidation. See the sections entitled “Certain Material U.S. Federal Income Tax Consequences of the Proposed Liquidation”, “U.S. Federal Income Tax Consequences to U.S. Holders” and “Backup Withholding” in this Circular.

The tax treatment of any distribution may vary from shareholder to shareholder and the discussions in this Circular regarding tax consequences are general in nature.

The Company has not requested or received a ruling from His Majesty’s Revenue and Customs (“HMRC”) or the Internal Revenue Service (the “IRS”) with respect to the anticipated tax consequences of the liquidation and the Company will not seek an opinion of counsel with respect to the anticipated tax consequences of any liquidating distributions. If any of the anticipated tax consequences described in this Circular prove to be incorrect, the result could be increased taxation at the corporate or shareholder level, thus reducing the benefit to shareholders and the Company from the liquidation. Tax considerations applicable to particular shareholders may vary with, and be contingent on, the shareholder’s individual circumstances. You should consult your own tax advisor for tax advice instead of relying on the discussion of tax consequences in this Circular.

The U.S. federal income tax treatment of any distribution may vary depending on the U.S. federal income tax classification of the Company.

The Company believes that it was classified as a PFIC for U.S. federal income tax purposes for the taxable year beginning January 1, 2024 and ending December 31, 2024. An annual PFIC information sheet is available on the Company website. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable periods. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our treatment as a PFIC could result in a reduction in the after-tax return of the liquidating distribution to U.S. persons who are holders of the Company’s ordinary shares (including ordinary shares represented by ADSs) and would likely cause a reduction in the value of such ordinary shares (or ADSs). Shareholders are urged to consult their tax advisors with respect to the Company’s potential PFIC status and the consequences thereof including the tax consequences to them of the proposed liquidation in the event the Company is or becomes a PFIC. See the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Proposed Liquidation” in this Circular.

The Company believes that it was not classified as a controlled foreign corporation (a “CFC”) for U.S. federal income tax purposes for the year ended December 31, 2024. However, no assurances regarding the Company’s CFC status can be provided for any past, current or future taxable periods. The determination of CFC status is complex and includes attribution rules, the application of which is not entirely certain. The Company may presently be or become a CFC or own interests in one in the future. Shareholders (including holders of ordinary shares represented by ADSs) are urged to consult their tax advisors with respect to our potential CFC status and the consequences thereof, including the tax consequences to them of the proposed liquidation in the event the Company is or becomes a CFC.

Taxation

Certain UK Tax Considerations

A shareholder or ADS holder who receives a distribution of cash in the course of the liquidation of the Company should be treated as making a disposal or part disposal of his or her shares or ADSs for the purposes of UK taxation of chargeable gains which may, depending on such shareholder’s or ADS holder’s individual circumstances (including the availability of exemptions, reliefs and allowable losses), give rise to a chargeable gain or allowable loss for the purposes of UK taxation of chargeable gains. Shareholders or ADS holders who are not resident in the UK (excluding, in the case of an individual shareholder or ADS holder, shareholders or ADS holders who are only temporarily non-resident in the UK) for UK tax purposes should not be subject to UK tax on chargeable gains on a disposal, or part disposal, of shares unless such shares are used, held or acquired for the purposes of a trade, profession or vocation carried on in the UK through a branch or agency or, in the case of a corporate shareholder, or ADS holder, through a permanent establishment. Such shareholders or ADS holders may be subject to foreign tax on any gain under local law. There are certain provisions which permit HMRC to counteract tax advantages arising from certain transactions in securities by (among other things) treating some or all of the proceeds of capital disposals as distributions of income. Generally speaking, these provisions should not apply where it can be shown that the transactions in question were entered into for genuine commercial reasons and did not involve as one of their main objects or purposes the obtaining of a tax advantage. Shareholders or ADS holders are advised to take independent advice as to the potential application of these and other anti-avoidance provisions in the light of their own particular circumstances. Application has not been made to HMRC for clearance as to these, or any other UK tax matters. The information in this Circular relates to UK taxation applicable to the Company and its shareholders or ADS holders and is based on current legislation and what is understood to be current HMRC practice. The statements above relate to persons who are absolute beneficial owners of the shares or ADSs and may not apply to certain classes of persons, such as insurance companies, dealers in securities or anyone who acquired shares or ADSs in connection with anyone’s employment (whether past, present or future), including but not limited to in connection with or on the exercise of any options. Such statements are given by way of general summary only and do not constitute legal or tax advice to any person. The statements above assume that the shareholder or ADS holder is solely UK tax resident and domiciled. The statements above may not be applicable to shareholders or ADS holders who are not absolute beneficial owners of the Shares or ADSs, such as trustees. All shareholders or ADS holders should seek their own professional advice in relation to the tax consequences of the members’ voluntary liquidation and the implementation thereof.

Certain Material U.S. Federal Income Tax Consequences of the Proposed Liquidation

The following discussion is a general summary of certain material U.S. federal income tax consequences of the proposed liquidation to U.S. holders (as defined below) of the Company’s ordinary shares, including ordinary shares represented by ADSs. The following discussion is based on the Internal Revenue Code of 1986, as amended, its legislative history, the Treasury Regulations and published rulings and decisions, all as currently in effect as of the date of this Circular, and all of which are subject to change, possibly with retroactive effect. Tax considerations under state and local laws, federal laws other than those pertaining to income tax, or non-U.S. tax laws are not addressed in this discussion. The following discussion has no binding effect on the IRS or the courts. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to U.S. holders in light of their individual circumstances. The discussion below does not address any U.S. federal income tax consequences to U.S. holders of our ordinary shares who, for U.S. federal tax purposes, are subject to special rules, such as:

•	banks, financial institutions or insurance companies;

•	tax-exempt entities;

•	persons who hold shares as part of a straddle, hedge, integrated transaction or conversion transaction;

•	persons who have been, but are no longer, citizens or residents of the United States;

•	persons holding shares through a partnership or other fiscally transparent entity;

•	dealers or traders in securities, commodities or currencies, or other persons who have elected mark-to- market accounting;

•	grantor trusts;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	regulated investment companies or real estate investment trusts;

•	persons who are not U.S. holders (as defined below);

•

persons who received our ordinary shares through the exercise of incentive stock options or through the issuance of restricted stock under an equity incentive plan or through a tax qualified retirement plan; or

•	persons who own (directly or through attribution) five percent or more (by voting power or value) of our ordinary shares.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of ordinary shares of the Company that for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if the trust has validly elected to be treated as a U.S. person for U.S. federal tax purposes or if (1) a U.S. court can exercise primary supervision over its administration and (2) one or more U.S. persons have authority to control all of the substantial decisions of the trust.

For purposes of this discussion, references to “ordinary shares” of the Company include ordinary shares of the Company represented by ADSs.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) is a beneficial owner of the Company’s ordinary shares, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. HOLDERS OF THE COMPANY’S ORDINARY SHARES THAT ARE NOT U.S. HOLDERS, INCLUDING PARTNERSHIPS AND PARTNERS IN THOSE PARTNERSHIPS, SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE PROPOSED LIQUIDATION.

U.S. Federal Income Tax Consequences to U.S. Holders

General

Subject to the PFIC rules discussed below, U.S. holders of ordinary shares that receive any distributions made by the Company pursuant to the liquidation will be treated as receiving those amounts as full payment in exchange for their ordinary shares. The Depositary will convert any distributions made upon our ordinary shares represented by ADSs in accordance with the terms of the Deposit Agreement and deliver the amount of USD as full payment in exchange for their ADSs. A U.S. holder generally will recognize gain or loss on a share-by-share basis equal to the difference between (1) the sum of the amount of cash and the fair market value of property, if any, distributed to the U.S. holder with respect to each of the Company’s ordinary shares, including ordinary shares represented by ADSs held by the U.S. holder (including distributions to any liquidating trust), less any known liabilities assumed by the U.S. holder or to which the distributed property (if any) is subject, and (2) the U.S. holder’s adjusted tax basis in each of the Company’s ordinary share, including ordinary shares represented by ADSs, in each case determined in U.S. dollars. A U.S. holder may determine gain or loss on a block-by-block basis if the U.S. holder holds blocks of the Company’s ordinary shares, including ordinary shares represented by ADSs (generally as a result of acquiring a block of ordinary shares or ADSs at the same time and at the same price). Each U.S. holder must allocate liquidating distributions proportionately to each of the Company’s ordinary shares, including ordinary shares represented by ADSs, or, if applicable, each block of ordinary shares, including ordinary shares represented by ADSs, held by the U.S. holder. Liquidating distributions are first applied against, and reduce, the U.S. holder’s adjusted tax basis with respect to a share or a block before recognizing any gain or loss. A U.S. holder will recognize gain to the extent the aggregate distributions allocated to our ordinary shares, including ordinary shares represented by ADSs or, if applicable, block of ordinary shares, including ordinary shares represented by ADSs held by the U.S. holder exceeds the U.S. holder’s adjusted tax basis with respect to such ordinary shares, including ordinary shares represented by ADSs or such block. A U.S. holder will recognize loss only to the extent the U.S. holder has an adjusted tax basis with respect to a ADSs or a block after taking into account all liquidating distributions allocated to the ordinary shares, including ordinary shares represented by ADSs or the block. Any loss can only be recognized in the tax year that a U.S. holder receives the Company’s final liquidating distribution.

Generally, and subject to the PFIC rules discussed below, gain or loss recognized by a U.S. holder in connection with the proposed liquidation will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder has held ordinary shares, including ordinary shares represented by ADSs, or block for more than one year or short-term capital gain or loss if the U.S. holder has held the ordinary shares, including ordinary shares represented by ADSs, or block for one year or less. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. Certain U.S. holders, including individuals, may qualify for preferential tax rates on long-term capital gains. The deductibility of capital losses is subject to certain limitations.

The U.S. dollar value of any foreign currency received by a U.S. holder in exchange for its ordinary shares will be calculated by reference to the spot rate in effect on the date such liquidating distribution is received by the U.S. holder. The Depositary will convert any foreign currency it receives on ordinary shares represented by ADSs to USD in accordance with the terms of the Deposit Agreement. If the foreign currency is converted into U.S. dollars on the date received, the U.S. holder generally should not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into U.S. dollars on the date received, the U.S. holder will have a basis in the foreign currency equal to its U.S. dollar value on the date received, and generally will recognize foreign currency gain or loss on a subsequent conversion or other disposal of such currency. Such foreign currency gain or loss generally will be treated as U.S. source ordinary income or loss for foreign tax credit limitation purposes.

Passive Foreign Investment Company

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:

•

75% or more of its gross income for such year is “passive income” which for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions and gains from assets that produce passive income; or

•

50% or more of the value of its gross assets (based on an average of the quarterly values of the gross assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Passive income does not include rents and royalties derived from the active conduct of a trade or business. If the stock of a non-U.S. corporation is publicly traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If the Company owns at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income for purposes of the PFIC income and asset tests. If the stock of a non-U.S. corporation is publicly-traded for the taxable year, the asset test is applied using the fair market value of the assets for purposes of measuring such corporation’s assets. If the Company was a PFIC in any year during a U.S. holder’s holding period for the Company’s ordinary shares, we would ordinarily continue to be treated as a PFIC for each subsequent year during which the U.S. holder owned the ADSs, regardless of whether we continue to meet the tests described above unless (a) we ceased to be a PFIC and (b) the U.S. holder has made a deemed sale election under the PFIC rules which may result in recognition of gain (but not loss), taxable under the PFIC rules described below, without the receipt of any corresponding cash. Based on the composition of our assets and income in the 2024 taxable year, we believe that the Company was a PFIC for U.S. federal income tax purposes with respect to our 2024 taxable year. However, the determination of PFIC status is a fact-intensive determination that must be made annually at the close of each taxable year applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. As a result, no assurances regarding our PFIC status can be provided for any past, current or future taxable periods. Changes in the nature of our income or assets or a decrease in the trading price of our ordinary shares may impact the determination of our PFIC status.

If the Company is a PFIC, then unless a U.S. holder makes one of the elections described below, a special tax regime will apply to any gain realized by such U.S. holder in connection with the proposed liquidation. Under this regime, gain realized by a U.S. holder upon receipt of a distribution made by us pursuant to the liquidation will be treated as ordinary income and will be subject to tax as if (a) the gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years.

Certain elections (“qualifying electing fund”, or “QEF”, and “mark-to-market” elections) may potentially be used to reduce the adverse impact of the PFIC rules on U.S. holders receive who receive any distributions made by us pursuant to the liquidation, but these elections may accelerate the recognition of taxable income and may result in the recognition of ordinary income.

The rules described above for gain realized by a U.S. holder in connection with the proposed liquidation would not apply to a U.S. holder if the U.S. holder makes a timely QEF election for the first taxable year of the U.S. holding period for ordinary shares and we comply with specified reporting requirements. A timely QEF election for a taxable year generally must be made on or before the due date (as may be extended) for filing the taxpayer’s U.S. federal income tax return for the year. A U.S. holder who makes a QEF election generally must report on a current year basis a pro rata share of our ordinary earnings and net capital gain for any taxable year in which we are a PFIC, whether or not those earnings or gains are distributed. A U.S. holder who makes a QEF election must file a Form 8621 with its annual income tax return. An annual PFIC information sheet is available on the Company website.

If a U.S. holder does not make a QEF election for the first taxable year of the U.S. holder’s holding period for ordinary shares during which the Company is a PFIC, the QEF election will not be treated as timely and the adverse tax regime described above would apply to gain realized by such U.S. holder in connection with the proposed liquidation. In such case, a U.S. holder may make a deemed sale election whereby the U.S. holder would be treated as if the U.S. holder had sold its ordinary shares in a fully taxable sale at fair market value on the first day of such taxable year in which the QEF election takes effect. Such U.S. holder would be required to recognize any gain on the deemed sale as an “excess distribution” (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. holder in the shorter of the three preceding years or the U.S. holder’s holding period for our ordinary shares) by the Company to the U.S. holder and pay any tax and interest due on the excess distribution when making the deemed sale election. The U.S. holder would increase its adjusted basis in our ordinary shares by the amount of any gain recognized on the deemed sale. The effect of such further election would be to restart the U.S. holder’s holding period in the ordinary shares, subject to the QEF regime, and to purge the PFIC status of such ordinary shares going forward.

If a U.S. holder makes the mark-to-market election with respect to the Company’s ordinary shares, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of ordinary shares, including any gain recognized on receipt of a liquidating distribution, in a year when the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if the Company is a PFIC and the Company’s ordinary shares are “regularly traded” on a “qualified exchange”. The Company’s ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of the ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principle purposes the meeting of the trading requirement as disregarded). The Nasdaq is a qualified exchange for this purpose and consequently, if the ordinary shares are regularly traded, the mark-to-market election should be available to a U.S. holder.

U.S. holders of our ordinary shares, including ordinary shares represented by ADSs, should consult their tax advisors to determine whether any of these elections would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. holder owns ordinary shares during any year in which the Company is a PFIC and the U.S. holder receives a liquidating distribution with respect to our ordinary shares, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. holder’s federal income tax return for that year. U.S. holders should consult their tax advisors concerning their annual filing requirements in the event the Company is classified as a PFIC.

The U.S. federal income tax rules relating to PFICs are complex. U.S. holders are urged to consult their tax advisers with respect to the consequences to them of receiving liquidation distributions from a PFIC, any elections available with respect to our ordinary shares and the IRS information reporting obligations with respect to the ownership and disposition of our ordinary shares.

Backup Withholding

Liquidating distributions to any U.S. holder of ordinary shares, including ordinary shares represented by ADSs, may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status may be required to provide such certification on IRS Form W-9. U.S. holders should consult their tax advisors regarding the application of the U.S. information reporting and back-up withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the back-up withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SUMMARIZED IN THIS CIRCULAR ARE FOR GENERAL INFORMATION ONLY. SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR CONSEQUENCES THAT MAY APPLY TO THEM.

Shareholders and ADS holders are urged to consult their respective tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences to them, in light of their particular investment or tax circumstances, of the receipt of the return of capital through the Initial Distribution and Final Distribution that the Joint Liquidators intend to make through the members’ voluntary liquidation.

Suspension and Cancellation of Trading

The Company will notify Nasdaq upon filing this notice under Form 6-K of its intention to enter into a members’ voluntary liquidation. We would intend to effect the delisting of the ADS from the Nasdaq Capital Market no later than the date of the General meeting; however, the Company anticipates the Nasdaq’s Listing Qualifications Department may determine to delist the ADSs and suspend trading of the ADSs on Nasdaq prior to the General Meeting, with trading potentially being suspended by Nasdaq as soon as one week after the date hereof in such event.

The Company’s ongoing disclosure obligations under the Exchange Act, including the obligation to file annual reports (Form 20-F), would be suspended upon the filing of Form 15 with the SEC, planned on March 20, 2025 (with deregistration effective 90 days thereafter). Following the delisting from Nasdaq, any trading in the Company’s ADSs would occur only in privately negotiated sales and potentially on an over-the-counter market if a broker makes a market in the ADSs. There is no guarantee, however, that a broker will make such a market or that trading of the ADSs will continue on an over-the-counter market or otherwise.

If the Resolutions are approved by the shareholders, the Company will close its transfer books with respect to the ordinary shares after this General Meeting. After such time, the Company will not record any further transfers of ordinary shares, except pursuant to the provisions of a deceased shareholder’s will or intestate succession, in each case with the sanction of the Joint Liquidators, or by operation of law and the Company will not issue any new shares or share certificates, other than replacement certificates. Accordingly, after the General Meeting: (i) the Company will not issue any ordinary shares, including upon exercise of outstanding options; and (ii) the Depositary will close its books for deposits of shares for issuance of ADSs; and (iii) ADS holders will no longer be able to surrender their ADSs and withdraw ordinary shares in accordance with the Deposit Agreement. Although it may be possible for ADS holders to transfer ADSs after the General Meeting, the Company will not issue any new ordinary shares and the Depositary will not accept deposits of ordinary shares for issuance of ADSs.

Additionally, whether or not the Resolutions are approved, the Company will have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act until it has exited such reporting requirements. The Company does not intend to request a hearing before the Nasdaq Hearings Panel with respect to the delisting of its ADS and plans to initiate steps to exit from reporting requirements under the Exchange Act, as soon as practicable after the ADS are delisted from the Nasdaq Capital market, although this process may be more protracted than desired.

Liquidator Communications with Shareholders

The Company will make available to shareholders any notices, reports and communications issued by the Company or the Joint Liquidators during the liquidation process on the following website: www.achillestx.com. Shareholders may raise any queries for the Company or the Joint Liquidators during the liquidation process by email to shares@achillestx.com.

Liquidator Communications with ADS holders

The Depositary will deliver notices of each cash distribution to ADS holders. Any other notices, reports and communications issued by the Joint Liquidators will be available at the websites printed above.

Exercise of Options

In order to exercise any outstanding options, option exercise notices must be received on or prior to March 06, 2025. An option holder will not be able to exercise their options on the Company share administrator’s platform, Equateplus, from the date on which the Company’s ADSs are suspended from trading on Nasdaq. The date on which the Company’s ADSs will be suspended from trading on Nasdaq is uncertain. It may be prior to March 06, 2025 and may be as soon as one week after the date of this Circular. If an option holder wishes to exercise an option on or prior to March 06, 2025, but after the date on which the Company’s ADS are suspended from trading on Nasdaq, the option holder will only be able to receive ordinary shares in the Company and will not be able to receive ADSs. To ensure ordinary shares or ADS can be issued in connection with the exercise of options, option holders must provide an exercise notice as soon as practicable and by no later than March 06, 2025.

Foreign Currency Exchange

The Company’s functional currency is GBP and any distributions made by the Company upon liquidation will be made to ordinary shareholders in GBP. Distributions made to ADS holders will be made by the Depositary in USD. For illustrative purposes only, certain USD amounts contained in this Circular have been translated into USD from GBP at the rate of $1.25511 to £1.00 (being the exchange rate used to prepare the Company’s balance sheet on December 31, 2024) (the “Exchange Rate”). The actual exchange rate used or obtained by the Depositary for conversions of amounts distributed to it by the Company in GBP to make distributions to ADS holders in USD will differ from this Exchange Rate and will be determined by the Depositary at the time it makes such distribution.

The Depositary will convert currency received to USD in accordance with the terms of the Deposit Agreement using the Depositary FX Methodology.

Summary of the Resolutions to be proposed at the General Meeting

The implementation of the Proposals will require shareholders to vote in favour of the Resolutions to be proposed at the General Meeting. The Resolutions relate to the approval of the Company being wound up voluntarily and the appointment of the Joint Liquidators for the purpose of the winding up. The Resolutions grant the Joint Liquidators authority to make distributions in cash to the ordinary shareholders (after payment of the Company’s liabilities and after deducting the costs of implementation of the Company’s winding up), in proportion to their holdings of shares in accordance with the provisions of the Articles. The Resolutions also grant the Joint Liquidators authority to exercise certain powers laid down in the Insolvency Act 1986 and determines the remuneration of the Joint Liquidators by reference to the time spent attending to matters. The Resolutions allow the Joint Liquidators to draw Category 1 disbursements (such as expenses relating to advertising, room hire, storage, postage and telephone charges) and Category 2 disbursements (being costs that are directly referable to the liquidation but do not constitute payments to an independent third party) to be drawn from the liquidation estate.

Resolutions 1, 5 and 6 are being proposed as special resolutions and, in order to be passed, not less than 75% of the votes cast must be in favour of each resolution. Resolutions 2 to 4 are being proposed as ordinary resolutions and, in order to be passed, more than half of the votes cast must be in favour of each resolution.

The Notice of Meeting at page 21 of this Circular sets out the full text of the Resolutions.

Shareholder engagement

To support engagement with our shareholders, it is our intention to live stream the General Meeting by audio webcast and to enable questions relating to the Resolutions to be submitted in advance of the General Meeting.

The webcasting arrangements will allow shareholders to hear from the Company and follow the business of the General Meeting on their computer, tablet or smart phone from their location of choice, although this will not constitute formal attendance at the General Meeting. If you wish to listen to the webcast of the General Meeting, please email your name (and name of the shareholder or ADS holder you represent, if applicable), address and email ID to shares@achillestx.com with ‘2025 General Meeting Webcast’ in the title line by no later than 17:00 UK time (12:00 Eastern Time) on March 06, 2025. Further details on how to access the webcast are set out on page 23 of this Circular.

Shareholder questions

Shareholders are invited to submit their questions in advance by sending an email to shares@achillestx.com with ‘2025 General Meeting Question’ in the title line by 17:00 UK time (13:00 Eastern Time) on March 13, 2025.

We would like to respond to as many shareholder questions as possible and therefore we will answer questions during the General Meeting in a way that aims to best recognize the interests of all shareholders. To assist with this, we ask that you help us to facilitate access from as many shareholders as possible by limiting the number of questions and keeping your questions succinct, focused on and relevant to the business of the General Meeting. In the interests of transparency for all shareholders, responses to questions not able to be addressed during the General Meeting will be available on our website as soon as practicable following the General Meeting.

Voting – Ordinary Shares

We are holding our General Meeting as a physical meeting and are therefore unable to offer shareholders online voting facilities during the General Meeting. It is important that shareholders do still cast their votes in respect of the business of the General Meeting. We strongly encourage all shareholders to complete and return a proxy form appointing the Chairman of the Meeting as proxy. Further information on how to appoint a proxy is detailed on pages 22 and 23 of this Circular. In order to allow the voting preferences of all shareholders to be taken into account, a poll will be conducted on all Resolutions. The results of the voting will be posted on the Company’s website as soon as practicable after the General Meeting.

Action to be taken

Ordinary Shareholders

If you are a holder of ordinary shares in the Company, please vote on the Resolutions by appointing a proxy in accordance with the instructions set out at pages 22 and 23 of this Circular. A form of proxy for use by ordinary shareholders at the General Meeting is enclosed.

You are strongly encouraged to appoint the Chairman of the Meeting as your proxy.

You are advised to complete and return the form of proxy in accordance with the instructions printed on it so as to arrive at the Company’s registered office (3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT, United Kingdom) marked for the attention of the Company Secretary as soon as possible, but in any event no later than 14:00 (UK time) (10:00 Eastern Time) on March 18, 2025. CREST members who wish to appoint a proxy or give an instruction through the CREST electronic proxy appointment service may do so by using the procedures described in the CREST manual.

If at any point you require guidance, please contact Daniel Hood, Company Secretary, by telephone at +44 (0) 204 534 1996 or shares@achillestx.com.

ADS Holders

If you are a holder of ADSs, please vote on the Resolutions in accordance with the instructions set out at page 19 of this Circular. A form of voting instructions card for use by ADS holders will be sent to the brokerage firm, bank or nominee through which you hold your ADSs. If you hold your ADSs in a registered account in your name, the Depositary will send a form of voting instructions card to your registered address.

Recommendation

Your Board considers that the Resolutions are in the best interests of the Company and its members as a whole. Accordingly, your Board unanimously recommends that shareholders and ADS holders vote in favour of the Resolutions, as the Directors who are shareholders or ADS holders intend to do in respect of their own shareholdings or ADSs.

Thank you for your ongoing support of Achilles Therapeutics.

Edwin Moses

Chairman

Definitions

In this Circular, the words and expressions listed below have the meanings set out opposite them:

ADS	the American Depositary Shares representing ordinary shares in the Company

Articles	the articles of association of the Company, as amended from time to time

Board	the board of Directors of the Company from time to time, including any duly constituted committee thereof

CA 2006	the UK Companies Act 2006

Chairman of Meeting	Edwin Moses

Circular	this document

Company	Achilles Therapeutics plc, a public limited company registered in England with registered number 13027460

Deposit Agreement	the deposit agreement, dated as of March 31, 2021, between the Company, the Bank of New York Mellon and the ADS holders

Directors	the directors of the Company, from time to time

Exchange Act	the U.S. Securities Exchange Act of 1934

Exchange Rate	the rate of $1.25511 to £1.00 (being the exchange rate used to prepare the Company’s balance sheet on December 31, 2024)

General Meeting	the general meeting of the Company convened for 14:00 UK time (10:00 Eastern Time) on March 20, 2025 at the offices of Goodwin Procter (UK) LLP at Sancroft, 10-15 Newgate Street, London, EC1A 7AZ, United Kingdom or any adjournment of that meeting, notice of which is set out in the Notice of Meeting

Joint Liquidators	Robert Scott Fishman and Ian Harvey Dean of Teneo Financial Advisory Limited, The Colmore Building, 20 Colmore Circus Queensway, Birmingham B4 6AT

Liquidators’ Engagement Letter	the engagement letter between the Company and the Joint Liquidators, to be ratified immediately upon approval of their appointment at the General Meeting

Notice of Meeting	the notice of the General Meeting set out on page 21 of this Circular

Proposals	the proposals for the members’ voluntary liquidation of the Company, as described in more detail in this Circular

Sanctions	any law or regulations relating to economic or financial sanctions, export controls, trade embargoes or restrictive measures from time to time imposed, administered or enforced by a Sanctions Authority

Sanctions Authority	means the UK, the U.S., the European Union and the United Nations and in each case their respective governmental, judicial or regulatory institutions, agencies, departments and authorities, including the UN Security Council, His Majesty’s Treasury, the UK’s Office of Financial Sanctions Implementation and Department of International Trade, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the United States Department of State and the United States Department of Commerce

Sanctions Restricted Persons	a person or entity that is (1) either listed on, owned or controlled by (whether directly or indirectly) or acting on behalf of a person listed on a list issued or maintained by a Sanctions Authority designating or identifying individuals or entities that are subject to Sanctions, in each case as amended, supplemented or substituted from time to time, including the UK Sanctions List, Consolidated List of Financial Sanctions Targets in the UK, the Consolidated List of Persons, Groups and Entities Subject to EU Financial Sanctions and the Consolidated United Nations Security Council Sanctions List, and/or (2) located, organized or resident in a country or territory that is the subject of a U.S. government embargo

SEC	the Securities and Exchange Commission

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

The information in this Circular includes forward-looking statements, which include statements regarding the intent, belief or current expectations of members of the Company’s management team, as well as the assumptions on which such statements are based, and are generally identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “predicts,” “intends,” “should,” “could,” “continues,” or the negative version of these words or other comparable words. Forward-looking statements in this Circular include, but are not limited to:

•	plans and expectations for the members’ voluntary liquidation;

•	beliefs about the Company’s available options and financial condition;

•	all statements regarding the tax and accounting consequences of the transactions contemplated by the members’ voluntary liquidation; and

•	all statements regarding the amount and timing of distributions made to shareholders or ADS holders, if any, in connection with the members’ voluntary liquidation.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. Such statements are subject to known and unknown risks and uncertainties and other unpredictable factors, many of which are beyond the Company’s control. The Company makes no representation or warranty (express or implied) about the accuracy of any of the forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. Many relevant risks are described throughout this Circular, and you should consider these important cautionary factors as you read this document.

SHAREHOLDER NOTES

VOTING – ADS holders

You are entitled to exercise your vote as a holder of an interest in the capital of the Company represented by ADSs if you or your brokerage firm, bank or nominee is registered as a holder of ADSs at 17:00 Eastern Time on February 10, 2025 (the “Record Date” for ADS holders).

Beneficial Holders:

If you hold ADSs through a brokerage firm, bank or nominee by the Record Date, the materials for ADS holders, including the ADS proxy card, will be sent to that organisation. The organisation holding your account is considered the ADS holder of record. Please reach out to that organisation to provide your voting instructions.

Registered Holders:

If your ADSs are registered under your name directly with The Bank of New York Mellon’s Transfer Agent, Computershare, you will receive the ADS proxy card and materials directly to the address as maintained in your account with Computershare.

Please note that ADS proxy cards submitted by ADS holders must be received by The Bank of New York Mellon, no later than 17:00 Eastern Time on March 14, 2025.

The Bank of New York Mellon will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

Contacts for ADS holders

For beneficial holders, if you have queries about how you can deliver voting instructions, please contact your brokerage firm or bank who is holding the ADSs on your behalf under a nominee name.

For registered holders whose ADSs are registered under their own name, please contact The Bank of New York Mellon — ADR Shareholder Services at tel: +1-888-269-2377 (toll free within the United States) or +1-201-680-6825 (for international callers) or by email: shrrelations@cpushareownerservices.com.

OTHER INFORMATION

A copy of this Notice of Meeting and other information required by section 311 of the CA 2006 can be found at www.achillestx.com, as well as form of proxy (all available in the Investors section of the website).

Information rights

Under the CA 2006, there are a number of rights that may be available to indirect investors of the Company, including the right to be nominated by the registered holder to receive general shareholder communications directly from the Company.

The rights of indirect investors who have been nominated to receive communications from the Company in accordance with section 146 CA 2006 (“nominated persons”) do not include the right to appoint a proxy. However, nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy. Alternatively, if nominated persons do not have such a right or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights.

If you have been so nominated to receive general shareholder communications directly from the Company, it is important to remember that your main contact in terms of your investment remains with the registered shareholder or custodian or broker, or whoever administers the investment on your behalf. You should also deal with them in relation to any rights that you may have under agreements with them to be appointed as a proxy and to attend, participate in, and vote at the meeting, as described above.

Any changes or queries relating to your personal details and holding (including any administration thereof) must continue to be directed to your existing contact at your investment manager or custodian. The Company cannot guarantee dealing with matters that are directed to us in error. The only exception to this is where the Company is exercising one of its powers under the CA 2006 and writes to you directly for a response.

Shareholder requisition rights

Members satisfying the thresholds in section 338 CA 2006 can require the Company:

a.

to give, to members of the Company entitled to receive notice of the annual general meeting, notice of a resolution which may properly be moved, and which those members intend to move, at the meeting; and

b.

to include in the business to be dealt with at the meeting any matter (other than a proposed resolution) which may properly be included in the business at the meeting, provided in each case that the requirements of those sections are met and provided that the request is received by the Company not later than six clear weeks before the meeting or if later the time at which notice is given of the meeting.

Total voting rights and share capital

As at January 31, 2025 (the latest practicable date before the publication of this Notice of Meeting), the issued share capital of the Company was 41,102,579 ordinary shares, including ordinary shares represented by ADSs, and one deferred share.

ACHILLES THERAPEUTICS PLC

(the “Company”)

(Incorporated and registered in England and Wales under the Companies Act 2006 with registered number: 13027460)

Notice of General Meeting

Notice is hereby given that a general meeting (the “General Meeting”) of the Company will be held at the offices of Goodwin Procter (UK) LLP at Sancroft, 10-15 Newgate Street, London, EC1A 7AZ, United Kingdom on March 20, 2025 at 14:00 UK time (10:00 Eastern Time) for the purpose of considering and, if thought fit, passing the following resolutions of which resolutions numbered 1, 5 and 6 will be proposed to the members of the Company as special resolutions and resolutions numbered 2 to 4 will be proposed as ordinary resolutions (resolutions 1 through 6 collectively, the “Resolutions”). For Resolutions 1, 5 and 6 to be passed, not less than 75% of the votes cast must be in favour of the resolution. For Resolutions 2 to 4 to be passed, more than half of the votes cast must be in favour of the resolution.

SPECIAL RESOLUTION

1.	That the Company be wound up voluntarily under the provisions of the Insolvency Act 1986.

ORDINARY RESOLUTION

2.

That, subject to the passing of the above special resolution, Robert Scott Fishman and Ian Harvey Dean of Teneo Financial Advisory Limited, The Colmore Building, 20 Colmore Circus Queensway, Birmingham B4 6AT (together “the Joint Liquidators”) be and are hereby appointed liquidators for the purposes of winding up the Company’s affairs and that any act required or authorised under any enactment or resolution of the Company to be done by them, may be done by them jointly or by each of them alone.

ORDINARY RESOLUTION

3.

That the basis of the remuneration of the Joint Liquidators be fixed by reference to the time properly given by the Joint Liquidators and their staff in attending to matters arising in the winding-up together with VAT thereon, to be drawn from the liquidation estate and the Joint Liquidators be and are hereby authorised to draw such remuneration monthly or at such longer intervals as they may determine and to pay any expenses properly incurred by them.

ORDINARY RESOLUTION

4.

That the Joint Liquidators’ category 1 disbursements and expenses and category 2 disbursements be approved and the Joint Liquidators be authorised to draw both category 1 and category 2 disbursements and expenses, (plus VAT where applicable) from the liquidation estate.

SPECIAL RESOLUTION

5.	That the Joint Liquidators be and are hereby authorised to divide and distribute to the member(s) in specie or in kind the whole or any part of the assets of the Company.

SPECIAL RESOLUTION

6.	That the books, accounts and documents of the Company be disposed of one year from dissolution of the Company.

By order of the Board

Edwin Moses

Chairman

February 03, 2025

Registered Office: 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT, United Kingdom

Notice of Meeting - Further Notes

1.

The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001 (as amended), specifies that only those members registered in the Company’s Register of Members of the Company at 14:00 (UK time) on March 18, 2025 (or if the General Meeting is adjourned, members entered on the Register of Members of the Company not later than 14:00 (UK time) on the date which is two working days before the date of the adjourned General Meeting) shall be entitled to attend, speak and vote at the General Meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the Register of Members of the Company after this time shall be disregarded in determining the rights of any person to attend, speak or vote at the General Meeting.

2.

A member entitled to attend, speak and vote at the General Meeting is entitled to appoint a proxy to exercise all or any of his/her rights to attend, speak and to vote instead of him/her. A proxy need not be a member of the Company but must attend the General Meeting in person. If a member wishes his/her proxy to speak on his/her behalf at the General Meeting he/she will need to appoint his/her own choice of proxy (not the Chairman) and give his/her instructions directly to them. Completion and return of a form of proxy will not preclude a member from attending, speaking and voting at the General Meeting or any adjournment thereof in person. If a proxy is appointed and the member attends the General Meeting in person, the proxy appointment will automatically be terminated.

3.

A member may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. A member may not appoint more than one proxy to exercise rights attached to any one share. To appoint more than one proxy, please sign and date the form of proxy and attach a schedule listing the names and addresses (in block letters) of all of your proxies, the number of shares in respect of which each proxy is appointed (which, in aggregate, should not exceed the number of shares held by you) and indicating how you wish each proxy to vote or abstain from voting. If you wish to appoint the Chairman as one of your multiple proxies, simply write “the Chairman of the Meeting”.

4.

A form of proxy is enclosed and details of how to appoint and direct a proxy to vote on each resolution are set out in the notes to the form of proxy. To be valid the form of proxy must be completed and signed, and lodged with the Company at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT, United Kingdom marked for the attention of the Achilles Therapeutics Company Secretary, no later than 14:00 (UK time) on March 18, 2025 and in the event of adjournment not less than 48 hours (excluding non-working days) before the time fixed for the General Meeting together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member which is a Company, the proxy form must be executed under its common seal or signed on its behalf by an officer of the Company or an attorney for the Company. You can only appoint a proxy using the procedures set out in these notes and the notes to the form of proxy.

5.

In the case of joint holders, the signature of only one of the joint holders is required on the form of proxy. In the event that more than one of the joint holders purports to appoint a proxy, the appointment submitted by the first named holder on the Register of Members of the Company will be accepted to the exclusion of the other joint holder.

6.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same shares. It is therefore no longer necessary to nominate a designated corporate representative.

7.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) of the General Meeting by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s agent (ID: BO011) no later than 48 hours (excluding non-working days) before the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the Company’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service provider(s) should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his/her CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

8.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution, and if no voting indication is given, a proxy may vote or abstain from voting at his/her discretion. A proxy may vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the General Meeting.

9.

In order to revoke a proxy instruction a member will need to send a signed hard copy notice clearly stating your intention to revoke a proxy appointment to the Company at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT, United Kingdom marked for the attention of the Achilles Therapeutics Company Secretary together with, if appropriate, the power of attorney or other authority (if any) under which it is signed or a notarially certified or office copy of such power or authority. In the case of a member, which is a company, the notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company.

10.

If a shareholder or an ADS holder wishes to listen to the webcast of the General Meeting, please email your name (and name of the shareholder or ADS holder you represent, if applicable), address and email ID to shares@achillestx.com with ‘2025 General Meeting Webcast’ in the title line. The Company will email the access details directly to the shareholder or ADS holder to access the webcast. The email must be received by the Company by no later than 17:00 (UK Time) (13:00 Eastern Time) on March 13, 2025 in order for the shareholder or ADS holder to be entitled to access the webcast. Please note joining the webcast will not constitute formal attendance at the General Meeting, and shareholders and ADS holders will not be able to vote as part of the General Meeting webcast. As a result, you are strongly encouraged to submit a proxy form to ensure that you are able to participate in the business of the meeting.

11.

Except as provided above, members who have general queries about the General Meeting should write to the Company Secretary, Daniel Hood, at the address of our registered office or by email: shares@achillestx.com. You may not use any electronic address provided either in this Circular or any related documents (including the proxy form) to communicate with the Company for any purposes other than those expressly stated.